

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 23, 2007

Mr. Gerald L. Jensen
Chief Executive Officer
Croff Enterprises, Inc.
3773 Cherry Creek Drive North, Suite 1025
Denver, CO 80209

> **Re:** **Croff Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 000-16731**

Dear Mr. Jensen:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and responses and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Statements of Operations, page F-5

1. We note from your response to comment one of our letter dated June 18, 2007, that you propose classifying the gains on sale of equipment within non-operating income. Paragraph 45 of SFAS 144 specifies that if a subtotal such as "income from operations" is presented, it shall include the amounts of gains or losses recognized on the sale of a long-lived asset that is not a component of an entity. Please revise to include the gains on sale of equipment within income from operations. In this regard, classify them as a component of "other general expenses" consistent with Rule 5-03(b)(6) of Regulation S-X.

Note 6. Income Taxes, page F-17

2. We note your proposed disclosure in Exhibit D. Please expand to disclose current and deferred tax expense pursuant to paragraphs 45.a. and 45.b. of SFAS 109.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief